Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

IMPORTANT NOTICE
By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. A registration statement on Form F-4 in connection with the combination of FCA and PSA through a cross-border merger was filed with the SEC on July 24, 2020 but has not yet been declared effective. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Exhibit 99.1
FCA contains Q2 COVID-19 impact with Net loss from continuing operations and Adjusted net loss both of €(1.0) billion; Adjusted EBIT €(0.9) billion. North America profitable. Industrial free cash flows €(4.9) billion. Available liquidity at June 30, 2020 of €17.5 billion excludes €4.5 billion undrawn portion of the Intesa Sanpaolo loan facility. Results and operating cash flows significantly improved in June.

2020 SECOND QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated - comparisons vs Q2 2019)(1)
"Our second quarter showed that decisive actions and extraordinary contributions from our workforce enabled FCA to contain the impact of the COVID-19 crisis. While the company remains vigilant about the health and safety of employees, our plants are up and running, dealers are selling in showrooms and online, and we have the flexibility and financial strength to push ahead with our plans."
- Mike Manley, CEO

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
11,707	(56)%	(928)	(161)%	(7.9)%	-1,360 bps

Net loss(4)		Adjusted net loss(4)
The successful and safe restart of production in the closing weeks of May, together with cost control actions, yielded positive results for North America, with an Adjusted EBIT of €39 million. U.S. consumer demand exceeded expectations and FCA improved U.S. retail market share in the quarter. In addition, Dodge became the first domestic brand ever to achieve a number 1 ranking in the annual J.D. Power Initial Quality Study.

In LATAM, FCA led the industry in vehicle sales for the first time, finishing the quarter with a market-leading share of 15.9 percent. Driving the performance was the Brazil market where the Group reached an industry-leading market share of 19.8 percent, amid strong consumer demand for the Group's pickup trucks and SUVs. The all-new Fiat Strada had its commercial launch at the end of June and is showing strong demand.

The EMEA region’s manufacturing facilities steadily came back online during the quarter. As the consumer market continues to recover, much of the Group's focus has shifted to the highly anticipated electrified vehicle introductions of the Made in Europe Jeep Renegade and Compass “4xe” PHEVs with production started in the quarter, as well as the all-new full electric Fiat 500 to start, in the third quarter.

During the quarter, Maserati teased the introduction of the new Ghibli Hybrid with select images in anticipation of the vehicle’s worldwide debut in July. To further demonstrate its commitment to invest and elevate the iconic brand, Maserati confirmed that “Maserati Day” will be held Sept. 9-10 in Modena (Italy), where the brand will debut the new Maserati MC20 super sports car and other future products.

To further strengthen our financial position and enhance flexibility, we secured additional liquidity with the signing of a three-year, €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group. The proceeds of this facility will be dedicated exclusively to FCA’s activities in Italy and to support the more than 10,000 small and medium enterprises that make up the Italian automotive sector. On May 13, both PSA and FCA announced the decision to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis. In July, the Group confirmed pricing of €3.5 billion of notes issued under its Medium Term Note Programme.

The COVID-19 crisis has further underlined the compelling logic of the Groupe PSA and FCA merger. Work by both teams towards the completion of the merger has continued apace and we expect to meet the objective of combining as a single company by the end of the first quarter of 2021. Antitrust approvals have already been granted by twelve of twenty-two jurisdictions. The review initiated by the European Commission is not expected to delay the merger timetable. FCA and PSA also took another major step earlier this month with the announcement that the new entity formed by the combined companies will be known as .

(1,048)	(232)%	(1,039)		(212)%

Diluted loss per share €		Adjusted diluted EPS(5) €
(0.66)	(232)%	(0.65)		(210)%

Cash flows from operating activities		Industrial free cash flows(6)
(3,212)	(207)%	(4,898)		(5,652) m

•Worldwide combined shipments(7) of 424 thousand units, down 63%, due to pandemic-related production stoppages and demand disruptions
•Adjusted EBIT at €(0.9) billion; with North America profitable at €39 million despite shipments down 62%, reflecting successful restart of production and cost actions
•Industrial free cash outflows of €4.9 billion; with negative working capital and other balance sheet impacts of €3.5 billion, primarily reflecting pandemic-related disruption. Capex at €1.7 billion, down €0.3 billion
•Available Liquidity of €17.5 billion at June 30, 2020, which excludes the €4.5 billion undrawn portion of the new €6.3 billion Intesa Sanpaolo facility entered into in June. In addition, in July we completed a €3.5 billion multi-tranche offering under our Medium Term Note Programme, which replaced the undrawn €3.5 billion bridge facility syndicated in April.

Refer to page 5 for an explanation of the items referenced on this page.

North America
	Q2 2020	vs Q2 2019
•Shipments down 62%, due to COVID-19 related suspension of production and significantly reduced fleet volumes
•Net revenues down 53%, due to lower volumes, partially offset by favorable channel and model mix
•Adjusted EBIT down, primarily due to lower volumes, partially offset by favorable channel mix, positive net pricing, as well as lower advertising and G&A costs
•Plants operating at pre-COVID production levels with strong dealer demand

Shipments (000s)	225	(371)
Net revenues (€ million)	8,209	(9,430)
Adjusted EBIT (€ million)	39	(1,526)
Adjusted EBIT margin	0.5%	-840	bps

APAC
	Q2 2020	vs Q2 2019
•Combined and consolidated shipments down 40% and 50%, respectively, due to COVID-19 related market disruption throughout the region, primarily outside of China, mainly due to temporary suspension of production in India, as well as reduced imports due to production suspensions in North America and EMEA
•Net revenues down 44%, due to lower consolidated shipments
•Adjusted EBIT loss increased, primarily due to lower Net revenues, partially offset by lower marketing and G&A costs

Combined shipments(7) (000s)	21	(14)
Consolidated shipments(7) (000s)	11	(11)
Net revenues (€ million)	427	(335)
Adjusted EBIT (€ million)	(59)	(47)
Adjusted EBIT margin	(13.8)%	-1,220	bps

EMEA
	Q2 2020	vs Q2 2019
•Combined and consolidated shipments down 65% and 70%, respectively, due to COVID-19 related suspension of production and significant impact on consumer demand
•Net revenues down 60%, due to lower volumes
•Adjusted EBIT down, primarily due to lower volumes, unfavorable mix and increased compliance costs, partially offset by lower depreciation and amortization, as well as cost containment actions, including restructuring actions implemented in prior periods and reduced advertising
•Successful restart of plants enables scheduled launches of four high voltage electrified vehicles in 2020

Combined shipments(7) (000s)	129	(244)
Consolidated shipments(7) (000s)	107	(250)
Net revenues (€ million)	2,232	(3,332)
Adjusted EBIT (€ million)	(589)	(611)
Adjusted EBIT margin	(26.4)%	-2,680	bps

LATAM
	Q2 2020	vs Q2 2019
•Shipments down 68%, due to COVID-19 related suspension of production and reduced demand
•Net revenues down 77%, due to lower volumes, as well as unfavorable foreign exchange impacts, primarily from weakening of Brazilian real
•Adjusted EBIT down 187%, primarily due to lower Net revenues, partially offset by reduced advertising costs and favorable foreign exchange effects, primarily on translation

Shipments (000s)	47	(101)
Net revenues (€ million)	477	(1,573)
Adjusted EBIT (€ million)	(96)	(206)
Adjusted EBIT margin	(20.1)%	-2,550	bps

MASERATI
	Q2 2020	vs Q2 2019
•Shipments down 52%, due to COVID-19 impacts in all markets, particularly in North America and EMEA
•Net revenues down 46%, primarily due to lower volumes, partially offset by non-repeat of prior year incentives related to accelerated transition to China 6
•Adjusted EBIT loss reduced 17%, primarily due to non-repeat of prior year adjustments of residual values in the U.S., as well as lower depreciation and amortization and SG&A costs, partially offset by lower Net revenues

Shipments (000s)	2.0	(2.2)
Net revenues (€ million)	185	(158)
Adjusted EBIT (€ million)	(99)	+20
Adjusted EBIT margin	(53.5)%	-1,880	bps

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations

Net (loss)/profit to Adjusted EBIT

Q2 2020	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€8,209	€427	€2,232	€477	€185	€177	€11,707
Revenues from transactions with other segments		(2)	(11)	(18)	(1)	(1)	33	—
Revenues from external customers		€8,207	€416	€2,214	€476	€184	€210	€11,707

Net loss from continuing operations								€(1,048)
Tax benefit								€(135)
Net financial expenses								€237
Adjustments:
Restructuring costs, net of reversals(A)		18	—	—	—	3	2	€23
Losses on disposal of investments		—	—	—	—	—	1	€1
Other		(9)	—	—	—	(1)	4	€(6)
Total adjustments		9	—	—	—	2	7	€18
Adjusted EBIT(3)		€39	€(59)	€(589)	€(96)	€(99)	€(124)	€(928)
___________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
A.Restructuring costs primarily in North America and Maserati

Q2 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€17,639	€762	€5,564	€2,050	€343	€383	€26,741
Revenues from transactions with other segments		(13)	(14)	(20)	9	(2)	40	—
Revenues from external customers		€17,626	€748	€5,544	€2,059	€341	€423	€26,741

Net profit from continuing operations								€793
Tax expense								€317
Net financial expenses								€260
Adjustments:
Impairment expense and supplier obligations		51	—	—	—	62	—	€113
Restructuring costs, net of reversals		(9)	—	—	—	—	1	€(8)
Gains on disposal of investments		—	—	—	—	—	(7)	€(7)
Other		39	—	—	2	9	9	€59
Total adjustments		81	—	—	2	71	3	€157
Adjusted EBIT(3)		€1,565	€(12)	€22	€110	€(119)	€(39)	€1,527

Refer to page 5 for an explanation of the items referenced on this page.

Net (loss)/profit to Adjusted net (loss)/profit
(€ million)	Q2 2020	Q2 2019
Net (loss)/profit	(1,048)	4,652
Less: Net profit - discontinued operations	—	3,859
Of which: Gain on completion of Magneti Marelli sale, net of taxes	—	3,809
Of which: Net profit Magneti Marelli(B)	—	50
Net (loss)/profit from continuing operations	(1,048)	793
Adjustments (as above)	18	157
Tax impact on adjustments(C)	(9)	(22)
Total adjustments, net of taxes	9	135
Adjusted net (loss)/profit(4)	(1,039)	928
___________________________________________________________________________________________________________________________________________________
B.Reflects results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019
C.Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	Q2 2020	Q2 2019
Diluted (loss)/earnings per share from continuing operations ("Diluted EPS") (€/share)	(0.66)	0.50
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.01	0.09
Adjusted diluted EPS (€/share)(5)	(0.65)	0.59
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,571,440	1,570,180

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q2 2020	Q2 2019
Cash flows from operating activities	(3,212)	3,052
Less: Cash flows from operating activities - discontinued operations	—	63
Cash flows from operating activities - continuing operations	(3,212)	2,989
Less: Operating activities not attributable to industrial activities	22	17
Less: Capital expenditures for industrial activities	1,664	1,953
Add: Net intercompany payments between continuing operations and discontinued operations	—	(265)
Add: Discretionary pension contribution, net of tax	—	—
Industrial free cash flows(6)	(4,898)	754
Refer to page 5 for an explanation of the items referenced on this page.

NOTES
(1) All results for the three months ended June 30, 2019 exclude Magneti Marelli up to the completion of the sale transaction on May 2, 2019, following its presentation as a discontinued operation;
(2) Refer to page 3 for the reconciliations of Net (loss)/profit to Adjusted EBIT, page 4 for the reconciliations of Net (loss)/profit to Adjusted net (loss)/profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows for the three months ended June 30, 2020 and 2019.
(3) Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net (loss)/profit is calculated as Net (loss)/profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted (loss)/earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net (loss)/profit;
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control;
(7) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries.
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SAFE HARBOR STATEMENT
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the extent and duration of the COVID-19 pandemic’s impact on supply chains, the Group’s production and distribution channels, demand in the Group’s end markets, and the broader impact on financial markets and the global economy; the Group's ability to launch products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and automated-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A., including the expected cumulative implementation costs; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements in certain emerging markets; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with the Group's relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
_______________________________________________________________________________________________________________________________
EARNINGS CALL
On July 31, 2020, at 1pm BST, management will hold a conference call to present the 2020 second quarter results. The call can be followed live and a recording will be available later on the Group's website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, July 31, 2020

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020), the AFM and CONSOB and PSA’s filings with the AMF.